GLOBAL corporate compliance

[redacted]

08004051

July 15, 2008

SEC Mail Processing Section
JUL 23 2008
Washington, DC
101

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated June 18, 2008
2. News Release dated June 26, 2008
3. Certificate Re Dissemination to Shareholders

PROCESSED
JUL 31 2008
THOMSON REUTERS

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

dlw 7/30

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD RE-ENTERS HISTORIC FOLEY GOLD MINE

Fort Frances, Ontario, June 18, 2008

Q-Gold Resources Ltd. (TSX Venture: QAU/ Frankfurt: QX9) announced today that it has begun de-watering the historic 100%-owned Foley Gold Mine near Mine Centre, Ontario to conduct underground exploration. The mine has been flooded since 1927.

The company recently announced (press release dated May 25, 2008) that it has applied to the Ontario Ministry of the Environment ("MOE") for two permits which will allow Q-Gold to pump water from the mine into a series of settling / polishing ponds at a high rate of a maximum of 400,000 liters per day for two periods of thirty days each.

In the interim, until the permits are received, the Corporation will begin "slow pumping" of the Foley Mine water at a rate not to exceed 50,000 liters per day as permitted by regulations. A mining crew from Paul Whelan Mining Contractors of Kirkland Lake, Ontario ("Whelan") has arrived in Mine Centre. Whelan has begun clearing remaining obstructions in the Foley Mine North Shaft and installing ladders and platforms to the 100 foot level. This will permit underground exploration of the estimated 180 feet of drifting which occurred on that level in the late 1890's. According to historic records, a stope on this level produced 5,267 ounces of gold, principally before 1900 (these reports are not compliant with the requirements of NI 43-101 and therefore cannot be relied upon).

Upon receipt of the permits from the MOE, an ALIMAK "raise climbing" system will be installed. This will permit underground exploration access to the 400 foot level and the approximately 320 feet of additional drifts on three other levels.

The Foley Mine North Shaft was the site of extensive renovation in 2007 as the old shaft collar was reconstructed. Pumping, hoisting and compressor equipment and ancillary buildings were also constructed to permit safe access to the mine for underground exploration. The mine road was widened to handle heavy trucks and mining equipment, and an existing mine camp comprised of nine Atco trailers, located approximately a mile from the Foley minesite, was purchased.

The 30-man camp is currently being renovated to house future mining crews and an area below the North Shaft of approximately 4.3 hectares is being cleared. This will permit construction of the settling / polishing pond facilities which will temporarily hold the mine water to ensure its purity prior to discharge into the environment.

Rainy River Update

Based upon the results of a recent geologic review, the Corporation decided not to renew options on 2,938 patented acres of the company's exploratory acreage in the Rainy River Greenstone Belt. Q-Gold has retained a 100% interest in a total of 4,796 prospective exploratory Rainy River acres, comprised of 2,480 acres of staked mining claims and 2,316 acres of leasehold patents. A review of potential locations for a future reverse circulation drilling program on the retained acreage is currently under way.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines, 4,796 exploratory acres in the Rainy River Greenstone Belt and an option on six historic gold and silver mines near Crown King, Arizona. It also holds an option on two prospective copper porphyry and one copper / zinc prospects in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES AGREEMENT FOR PRIVATE PLACEMENT FINANCING

Fort Frances, Ontario, June 26, 2008
Q-Gold Resources Ltd. (TSX Venture: QAU/ Frankfurt: QX9) ("Q-Gold" or the "Corporation") is pleased to announce that it has reached an agreement to complete a non-brokered private placement of up to $600,000 of units of the corporation (the "Offering").

The Offering will consist of up to:

(1) 5,000,000 flow-through Units (the "FT Units") for aggregate gross proceeds of up to $400,000; and
(2) 3,333,334 non-flow-through Units of the Corporation (the "NFT Units") for aggregate gross proceeds of up to $200,000.

The Offering will consist of the issuance of up to 5,000,000 FT Units at a price of $0.08 per FT Unit, each FT Unit being comprised of one common share of the Corporation (a "Common Share") issued on a "flow-through basis" pursuant to the Income Tax Act (Canada) and one-half of one transferable Common Share purchase warrant (an "FT Warrant"). Each whole FT Warrant shall entitle the holder thereof to purchase one Common Share at a price of $0.12 for a period of 24 months from the date of issuance of the FT Unit.

The Offering will also consist of the issuance of up to 3,333,334 NFT Units at a price of $0.06 per NFT Unit, each NFT Unit being comprised of one Common Share and one-half of one transferable Common Share purchase warrant (an "NFT Warrant"). Each whole NFT Warrant entitles the holder thereof to purchase one additional Common Share of the Corporation at a price of $0.10 for a period of 24 months from the date of issuance of the NFT Unit. All securities issued pursuant to the Offering will be subject to a hold period of four months and one day from the date of closing.

Finders participating in the Offering, will receive an 8% cash finder's fee on the gross proceeds of the Offering. They will also receive a Finders' Option allowing them to purchase Finders' Units (the "Finders' FT Units" and "Finders' NFT Units") equal to 10% of the FT Units and NFT Units subscribed for under the Offering.

Each Finders' FT Unit is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant.

Each Finders' NFT Unit is exercisable at $0.06 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the NFT Warrant.

Proceeds received by the Corporation from the FT Units will be used for the dewatering and rehabilitation of the 100%-owned historic Foley gold mine (see Press Release dated June 18, 2008) near Mine Centre, Ontario and for general exploration on the company's other mining claims and patents in Northwestern Ontario. Proceeds from the NFT Units will be used for exploration of Q-Gold's other mining claims and patents in Arizona and for general working capital purposes. All the funds raised from the issuance of the FT Units will be used for exploration activities in Canada and will constitute Canadian exploration expenses (as defined in the Income Tax Act). These expenses will be renounced by Q-Gold for the 2008 taxation year.

The completion of the Offering is conditional upon the Corporation receiving all requisite regulatory approvals, including that of the TSX Venture Exchange.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines, and 4,796 exploratory acres in the Rainy River Greenstone Belt. The Corporation also holds an option on six historic gold and silver mines near Crown King, Arizona and options on two prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

EQUITY
TRANSFER & TRUST COMPANY

Farzana Sheikh

Manager, Client Services

Telephone: 403.265.0309

fsheikh@equitytransfer.com

July 4, 2008

VIA ELECTRONIC TRANSMISSION

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Q-Gold Resources Ltd : Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual General* Meeting of Shareholders for the subject company.

1.	ISIN:	CA7472691087
	CUSIP:	747269108
2.	Date Fixed for the Meeting:	September 3, 2008
3.	Record Date For Notice:	July 30, 2008
4.	Record Date For Voting:	July 30, 2008
5.	Beneficial Ownership Determination Date:	July 30, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual & General

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per

END